Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

Name	Jurisdiction of organization
Great Elm Capital GP, LLC	Delaware
Great Elm Capital Management, Inc.	Delaware
Great Elm Credit Income Fund, LLC	Delaware
Great Elm DME Holdings, Inc.	Delaware
Great Elm FM Acquisition, Inc.	Delaware
Great Elm Investments, LLC	Delaware
Great Elm Real Estate Ventures, LLC	Delaware
Monomoy BTS Corporation[1]	Delaware
Monomoy BTS Holdings, LLC[1]	Delaware
Monomoy Construction Services, LLC	Delaware
Monomoy CRE, LLC	Delaware

1 The list above excludes 3 subsidiaries in the same line of business (ownership of build-to-suit developments) which in the aggregate, as a single subsidiary, would not constitute a significant subsidiary as of June 30, 2026.